Filed Pursuant to Rule 253(g)(2)
File No. 024-11210

FUNDRISE EFUND, LLC

SUPPLEMENT NO. 2 DATED JANUARY 11, 2022
TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise eFund, LLC (“we”, “our” or “us”), dated December 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Chattahoochee Ave Controlled Subsidiary – Atlanta, GA

On January 5, 2022, we acquired ownership of a “wholly-owned subsidiary,” FRIND-SB 1, LLC, (the “Chattahoochee Ave Controlled Subsidiary”) for an initial purchase price of approximately $13,000,000 which is the initial stated value of our equity interest in the Chattahoochee Ave Controlled Subsidiary (the “Chattahoochee Ave Investment”). The Chattahoochee Ave Controlled Subsidiary used the proceeds of the Chattahoochee Ave Investment to acquire a vacant industrial building containing approximately 100,000 square feet of net rentable area on an approximately 5.78-acre site located at 1314 Chattahoochee Ave Drive, Atlanta, GA 30381 (the “Chattahoochee Ave Property”). The initial Chattahoochee Ave Investment was funded with proceeds from our Offering, and the closing of the initial Chattahoochee Ave Investment and the Chattahoochee Ave Property occurred concurrently.

Pursuant to the agreements governing the Chattahoochee Ave Investment, we have full authority for the management of the Chattahoochee Ave Controlled Subsidiary, including the Chattahoochee Ave Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total Chattahoochee Ave Property purchase price, paid directly by the Chattahoochee Ave Controlled Subsidiary.

The total purchase price for the Chattahoochee Ave Property was approximately $13,000,000, or approximately $130 per rentable square foot. We anticipate tenant improvement costs of approximately $5,921,040 and soft costs of $552,260 for the closing of the acquisition, bringing the total projected cost for the Chattahoochee Ave Property to approximately $19,473,301.

The Chattahoochee Ave Property was built in 1960 and was delivered vacant. The Chattahoochee Ave Property is located in the Chattahoochee industrial submarket, approximately 4.5 miles from downtown Atlanta and 1 mile from the I-75. No financing was used for the acquisition of the Chattahoochee Ave Property; however, financing may be pursued at a later date.

The following table contains underwriting assumptions for the Chattahoochee Ave Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Average Annual Rent Growth	Projected Exit Cap Rate	Projected Hold Period
Chattahoochee Ave	6.0%	4.50%	5 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise eFund, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.